SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

Amendment No. 10
to
SCHEDULE 14D-9
(RULE 14d-101)
__________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s) Filing Statement)

__________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

________________

WITH COPIES TO:

     Andrew J. Nussbaum
Gavin D. Solotar
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 10 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on December 10, 2007 by UAP Holding Corp. (the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on December 27, 2007, Amendment No. 2 filed on January 9, 2008, Amendment No. 3 filed on January 14, 2008, Amendment No. 4 filed on January 18, 2008, Amendment No. 5 filed on January 22, 2008, Amendment No. 6 filed on February 11, 2008, Amendment No. 7 filed on February 26, 2008, Amendment No. 8 filed on March 14, 2008 and Amendment No. 9 filed on April 18, 2008. The Schedule 14D-9 relates to a tender offer by Agrium U.S. Inc. (“Purchaser”), a Colorado corporation and an indirect wholly owned subsidiary of Agrium Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, at a purchase price of $39.00 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on December 10, 2007, by Purchaser, Parent and Utah Acquisition Co., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “(c) Regulatory Approvals”, the first sentence of which begins “On April 18, 2008, Parent announced that it has reached an agreement with the FTC …,” with the following:

     On May 1, 2008, Parent announced that the FTC has accepted for public comment the Consent Decree agreed upon between Parent and the staff of the FTC in connection with the Offer and early termination of the waiting period under the HSR Act has been received. With the acceptance for public comment of the Consent Decree and the receipt of an early termination of the waiting period under the HSR Act, all necessary approvals under the HSR Act have been obtained and Offeror will be allowed to accept for payment all shares of common stock of the Company tendered and not withdrawn from the Offer immediately after its expiration, currently scheduled to be at 12:00 midnight, New York City time, Friday, May 2, 2008.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No. (a)(16)	Description Press Release issued by Parent on May 1, 2008 (incorporated herein by reference to Exhibit 1 to Form 6-K filed by Parent on May 2, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 10 to Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.
By: /s/ Todd A. Suko
Name: Todd A. Suko
Title: Vice President, General Counsel and
Secretary
Dated: May 2, 2008